June 30, 2008

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

Questar Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed on February 27, 2008

File No. 001-08796

Dear Mr. Schwall:

This letter constitutes the response of Questar Corporation to your comment letter dated June 26, 2008, regarding our Form 10-K for the fiscal year ended December 31, 2007.

We are providing our responses via EDGAR for your review without amendment to the above referenced Form 10-K.

We have set forth below each of the comments in bold font followed by our response to each comment.

Please contact me by telephone at (801) 324-5497, e-mail at steve.parks@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/Keith. O. Rattie

Keith O. Rattie

President and Chief Executive Officer

Questar Corporation

cc:

Sean Donahue

Mike Karney

Response to comment letter dated June 26, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.

We note your statement at page four that the SEC’s address is 450 Fifth Street, N.W., Washington, D.C. 20549-0213.  In future filings, please refer to the Commission’s correct address, which is 100 F Street, NE, Washington DC 20549.

Response:

We will refer to the SEC’s correct address in future filings.

Exhibits 31.1 and 31.2

2.

We note that in paragraph two of the certifications you refer to the filings as a quarterly report.  In future filings, the certifications should be revised to refer to the filing as a report.

Response:

In future filings of Exhibits 31.1 and 31.2, in paragraph two, we will refer to the filing as a report and not as a quarterly report.

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